SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This announcement contains inside information.

Settlement reached in Malaysian dividend dispute

We refer to the previous announcements by Prudential plc ("Prudential"), including on 30 April 2025, with an update about its ongoing shareholder dispute with Detik Ria Sdn Bhd ("Detik Ria").

Prudential has reached a full and final settlement regarding a dividend claim made by Detik Ria, the 49 per cent shareholder in Sri Han Suria Sdn Bhd ("SHS"), the holding company of Prudential Assurance Malaysia Berhad ("PAMB").

Detik Ria had initiated legal proceedings against Prudential in April 2025 regarding dividends for the equivalent of approximately USD$ 833 million* plus interest at a rate of 5 per cent.

As a result of the settlement, the equivalent of USD$ 83 million* will be paid to Detik Ria by way of a dividend from SHS, which will be paid out of existing resources. In addition, Prudential has waived the equivalent of USD$ 33 million* which was owed by Detik Ria to one of Prudential's subsidiaries as a result of the Federal Court decision referred to in the announcement of 30 July 2024.

All proceedings in respect of the dispute are to be withdrawn. The settlement also provides for a mutual release of all liability from all ongoing claims and parties have agreed not to raise new claims for historic matters. It is governed by the laws of England and Wales and subject to Singapore arbitration.

In aggregate, the unaudited effect of the settlement is expected to be a small increment to the Group's IFRS shareholder equity.

The accounting treatment of Prudential's ownership interest in PAMB in the group financial statements of Prudential will continue to reflect a 49% non-controlling interest for the minority shareholding of Detik Ria.

*based on the exchange rate per Bloomberg on 30 July 2025 midday (Hong Kong time).

Person responsible

The person responsible for arranging the release of this announcement on behalf of Prudential plc is Tom Clarkson, Company Secretary.

Contact

Media		Investors/analysts
Simon Kutner	+44 7581 023260	Patrick Bowes	+852 2918 5468
Stephanie Yu	+852 5275 5360	William Elderkin	+44 20 3977 9215
		Ming Hau	+44 20 3977 9293
		Bosco Cheung	+852 2918 5499
		Tianjiao Yu	+852 2918 5487

About Prudential plc

Prudential provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

www.prudentialplc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 July 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Tom Clarkson

Tom Clarkson
Company Secretary